Issuer Free Writing Prospectus dated February 17, 2022

Filed Pursuant to Rule 433(f) under the Securities Act of 1933, as amended

Relating to Registration Statement No. 333-259699

Yesway, Inc.

This free writing prospectus relates to the Registration Statement on Form S-1 (File No. 333-259699) (the “Registration Statement”) that Yesway, Inc. (the “Company”) has filed with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended.

On February 15, 2022, an article (the “Article”) was released by CSP Magazine (“CSP”). The Article is attached to this free writing prospectus as Annex A. The Article references a proposed initial public offering (the “Offering”) of the Company, which Offering is covered by the Registration Statement. The Article references the Offering and quotes certain statements made by Thomas N. Trkla, the President, Chief Executive Officer and Director of the Company, as well as certain statements made by other members of the Company’s senior management (collectively, the “Officers”).

The Article was prepared by CSP, which is not affiliated with the Company. The Company made no payment and gave no consideration to CSP or its publishers in connection with the publication of the Article or any other articles published by the publishers concerning the Company. With the exception of statements and quotations attributed directly to the Officers or derived from the Company’s Registration Statement, the Article represented the authors’ opinions and the opinions of others, which are not endorsed or adopted by the Company or any other offering participant. The statements by the Officers were not intended to qualify any of the information, including the risk factors, set forth in the Registration Statement and were not intended as, and should not be considered to be, offering material with respect to the Offering or otherwise.

You should consider the statements contained in this free writing prospectus, including those contained in the Article, only after carefully evaluating all of the information in the Registration Statement and any final preliminary prospectus relating to the Offering, including the risk factors described therein. The Registration Statement has not been declared effective by the SEC, and the information contained therein is subject to change prior to the Registration Statement becoming effective and the filing of the final prospectus with the SEC.

Forward-Looking Statements

This filing contains forward-looking statements within the meaning of the federal securities laws, which are statements that involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or the Company’s future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “would,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “targets,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these words or other similar terms or expressions that concern the Company’s expectations, strategy, plans, or intentions. You should not rely upon forward-looking statements as predictions of future events. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties, and other factors described in the section titled “Risk Factors” and elsewhere in the Registration Statement. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements, whether as a result of new information, future events, or other such factors that affect the subject of these statements, except where expressly required to do so by law. Please refer to the section of the Registration Statement titled “Cautionary Note Regarding Forward-Looking Statements” for more information.

The Company has filed a registration statement with the SEC relating to its Class A common stock to which this communication relates. Before you invest, you should read the prospectus in that registration statement and any other documents the Company has filed with the SEC for more complete information about the Company and its common stock. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, the Company will arrange to send you the prospectus if you request it by email at IR@yesway.com. This is not an offer to sell, nor a solicitation of an offer to buy, to residents of any state in which registration and other legal requirements have not been fulfilled.

Annex A

GOING PUBLIC? YESWAY!

RETAILER FILES FOR AN IPO FOLLOWING 6 YEARS OF AGGRESSIVE GROW

BY HANNAH HAMMOND

Not so long ago, Yesway’s founders were new to the convenience-store industry. But just six years after launching the convenience-store brand, the company has grown to more than 400 stores and filed with the U.S. Securities and Exchange Commission (SEC) for a proposed $100 million initial public offering (IPO) of its stock. (By the time you’re reading this, the IPO may be a done deal.)

The idea to enter the c-store industry came from Tom Trkla and his team at Beverly, Mass.-based Brookwood Financial Partners, a real-estate and private-equity investment and asset management company. After the 2007-2008 financial crisis, the team brainstormed ideas for a business that was related to real estate but recession-resistant. The executives eventually landed on convenience stores, forming BW Gas & Convenience Holdings LLC in 2015 and establishing its c-store brand, Yesway.

“One of the advantages of doing it our way is we had a blank piece of paper,” says Trkla, founding member, chairman and CEO of Brookwood and Yesway. “And really, it was always our intention to exit the c-store industry. It was just a function of when.” But after five years of aggressive acquisitions and new-store builds, the company found itself ready to invest further. The impetus to go public was the completion of the integration of Yesway with Allsup’s, the Clovis, N.M.-based family-owned c-store chain that Yesway acquired in November 2019, nearly tripling its store count to 403 units. And while Yesway’s acquisitions have slowed during the integration of the two companies, the retailer will look to use the capital from going public to put it in “hyper-growth” mode, Trkla says.

Trkla and his management team spoke to CSP in mid-December at the company’s Fort Worth, Texas, headquarters to discuss its meteoric growth, the process of going public, how it integrated a 300-plus Allsup’s chain and how “World Famous Burritos” are catapulting its foodservice program to a new level.

FINDING A PLACE

Brookwood Financial leaders can’t help but laugh a little when asked whether they were happy they chose to get into the c-store business. “Absolutely,” Tom Brown, president of Brookwood Financial and director of real estate acquisitions for Brookwood and director of Yesway told CSP, sitting alongside Mark Daniels, managing director of Brookwood and chief strategy officer of Yesway, and Jayne Rice, managing director, director of institutional sales, marketing and investor relations for Brookwood and director of Yesway.

It’s easy to see why they’re happy about the decision. The company reached its scale through 24 portfolio acquisitions, according to its SEC statement. It’s also growing through razing and re-building, and remodeling existing stores, a strategy that has enabled the company to achieve substantial financial improvement year over year via increased store-level sales and earnings before interest, taxes, depreciation and amortization (EBITDA), the filing says.

Yesway’s acquisition of 304 Allsup’s convenience stores locations in 2019 approximately tripled its store count and made it one of the largest c-store operators in the U.S. It rose from No. 43 to No. 17 on CSP’s Top 202 ranking of c-stores by store count between 2019 and 2020. And even during the coronavirus pandemic, the chain continued to grow. Not being from the c-store industry was a strength in starting Yesway, Brown says. “We didn’t grow up in this industry,” he says. “And one of the things that really attracted us to the business was just the inefficiencies that existed in the marketplace.”

But when the team created Yesway, it knew there were going to be parts of the business that could only come from industry experience. “One of the early decisions we made was to find the right operating team that came from the c-store industry to make sure that we covered all of our bases,” Daniels says. “But we also knew that there was going to be a side to things that as finance firm, we were going to be able to do really well—probably with a different angle than most other players in the space.”

HIGH GROWTH

“We look at this business…through the lenses of a real-estate operator,” Trkla says. “We see a piece of real estate in a gas station, or an office building, and we want to see how we can improve it, what we can do to make it more valuable.” That value can be added through different paths, from a technology update to the rebuilding or remodeling of a store. Yesway plans to invest approximately $390 million in 35 raze and rebuild projects, 36 remodeling products and 28 new-to-industry stores through the end of 2022, according to its SEC filing.

One example of those raze and rebuilds is in Azle, Texas, about 17 miles north-west of Fort Worth. A 2,400-square- foot Allsup’s store built in 1987 was busy on a Thursday night in December, with a constant flow of customers coming in and out in the early evening. According to the clerks working though, this was nothing. The store sits along a highway, making it an easy stop for motorists. And while it was clean and tidy, its age showed in the brown tiled floors and wood paneling on the walls. Right across the street from it, construction on a new 5,630-square-foot Allsup’s is underway. The store is set to open in mid-February, says Derek Gaskins, Yesway’s chief marketing officer. In addition to being twice the square footage of the old store, the new one will feature restrooms with touch-free fixtures, a beer cave, a manager’s office and employee breakroom, an expanded selection of items on the larger beverage bar, dedicated hi-flow diesel fuel lanes and more, he says.

“That’s what we’re using the money from going public for, is to grow,” Trkla says. “In the next couple of years, there are a lot of these raze and rebuilds and remodels. There are opportunities to expand stores, double the footprint of stores and add more Allsup’s Market stores.”

After that, growth going forward will continue to be through new-to-market stores and acquisitions, he says. Yesway owned 403 stores in nine states in the Midwest and Southwest as of Sept. 30, 2021. The Allsup’s footprint of 302 stores is concentrated primarily in New Mexico and Texas, with one store in Oklahoma. Other stores under both brands are in Iowa, South Dakota, Kansas, Missouri, Wyoming and Nebraska. Stores are typically in rural and suburban markets, in communities with fewer than 20,000 people. Trkla says new growth over the next couple of years will be concentrated in the chain’s current footprint, but the company will start thinking about other geographies into which they can expand in subsequent years.

While Trkla previously has stated the chain aims to grow to 600 stores or more, he is hesitant to put a number to it when talking to CSP in December, due to a number not being listed in the company’s filing to go public. “We have positioned this company to be a high-growth company,” Trkla says. “I don’t know what the total number of stores are going to be in five years, or three years but yes, our goal is to grow substantially and quickly.”

STORE CONCEPTS LARGE & SMALL

Yesway created two alternate c-store concepts: Allsup’s Express and Allsup’s Market. Here’s more on what they are and how the company plans to roll them out.

•	Yesway’s Allsup’s Express has a smaller, 1,000- to 1,500-square-foot footprint, compared to a typical 5,000-square-foot store. These store are intended to be located on or adjacent to college campuses. The stores offer a limited merchandise selection focused on the Allsup’s deep-fried burrito platform, cold dispensed beverages and alcohol, with potential partnerships with student agencies to provide on-campus delivery service. A pilot location in Lubbock, Texas, across from Texas Tech University, is expected to open in the first quarter of 2022. There are no Yesway Express stores-yet-but expanding the smaller-store concept to Yesway may come in the future, says Yesway’s Derek Gaskins.

•	Yesway also plans to expand its Allsup’s Market concept. These stores have an expanded selection of grocery and perishable items, including fresh meat and produce, milk, frozen foods, baby-food items and more, in addition to Allsup’s standard fare. The chain intends to roll out Allsup’s Market in targeted locations with sufficient population density and a lack of grocery-store competition nearby. There are currently five Allsup’s Market stores in Yesway’s portfolio, and several more are in the works. Yesway also has two Yesway Marketplace stores, which are larger grocery stores, in South Dakota, Gaskins says, and plans to open a couple more.

A PUBLIC FACE

Being cautious about what information is stated publicly is part of the IPO process. How the company reports its earnings, the frequency and methodology of reporting, and “what you can say and when you can say it” are the biggest changes the company will face once it goes public, Trkla says, but ones the company is ready for.

“We knew that going public was a potential for us when we started the business in 2015,” says Brookwood Financial and Yesway Managing Director and CFO Ericka Ayles. “We’ve done things along the way to prepare for ourselves in the event that we were to ever take the company public. So, certainly a lot of work, certainly very involved from all aspects of the company. But I think we were well-prepared for it.”

Part of filing to go public includes listing risk factors to investing in the company, which on Yesway’s filing with the SEC includes a lengthy list: the volatility of global prices, the availability of oil and petroleum products, the company’s ability to implement its growth strategy, and the risk of failing to recruit, hire and retain qualified personnel.

Despite the risks, the company has set itself up for success. “We’ve actually run the company privately as if it were a public company,” Trkla says. “Literally, how we run it with the general counsel, my chief financial officer, how we meet with our management teams, how we report. The biggest change is going to be that we now have public constituencies and a whole lot more rules.”

One of the things Trkla says he’s tried to do is keep the running of the businesses separate from what he’s doing in the IPO process. While there was some crossover, he wants the operators to just focus on improving and running the stores. When asked whether there was a concern of activist investors forcing the chain’s hand, as has happened in several high-profile c-store cases (see CST Brands, The Pantry and Marathon Petroleum Corp.), Trkla says it is not a concern. “You can’t worry about it,” he says. “What I’ve tried to inculcate in our firm is just let’s run a really good business. If we do that and people want to buy in, people want to work with you.”

READY FOR LAUNCH

Of course, there is excitement that comes as a company is on the verge of going public, especially for those who have worked on the project from the start. Brown likened it to sending your children off to college. When finalized, Yesway’s ticker symbol will appear as YSWY on the Nasdaq Global Select Market. Trkla and his staff were not able to publicly share the date they hoped to go public as of press time in early January, but Ayles said the company was past the required quiet period and could launch at any time, based on market conditions. Morgan Stanley, J.P. Morgan, Goldman Sachs & Co. LLC, BMO Capital Markets and Barclays are acting as joint bookrunning managers for the proposed offering. “Our primary goal as a private-equity firm is to monetize the investments of our investors, and going public is a method of doing so,” Trkla says. “And so, that’s probably the biggest milestone, is seeing the success of the business plan that we literally sought out and then worked on for years before we made our first acquisition, and then to be able to grow it from there even more.” The company started with less than a dozen stores—with its first acquisition of 10 Country Stores in Iowa—and grew to a 400-plus c-store chain, filing to go public within only six years of its launch. Do the founders ever look back and say, How did that happen? “Everyday,” Daniels says with a laugh.

BURRITO BOUND

Allsup’s fans made one demand clear to Yesway when it bought the chain: Do not mess with the burritos. “Of course you’re not going to touch the burrito,” Trkla says. And while Allsup’s burrito—deep-fried and “world famous,” per store signage—was a gain for Yesway, both chains had assets to offer each other. “They had a phenomenal foodservice platform, but they really didn’t use technology at all,” Trkla says, “and we are very adept, and we say our entire business is driven by data-driven decision making. And so, we had to marry those things.”

Trkla calls Yesway buying Allsup’s a “David and Goliath” acquisition, with a smaller chain buying a larger one, each with disparate cultures, he says. Allsup’s had been around for more than 60 years when Yesway acquired it in November 2019. With its extensive grocery items and foodservice offerings, Allsup’s are fixtures in many communities, especially those in food deserts. Integrating the two companies was no small task and entailed combining two headquarter offices in Fort Worth, Texas, bringing some of Allsup’s department managers onto Yesway’s senior team, updating the technology at Allsup’s stores and adding Allsup’s foodservice program to Yesway. Most of this was finished at the end of 2020.

Great c-store operators are a foodservice destination, and the burrito was just that, Gaskins says. The company first introduced Allsup’s burrito-centered foodservice platform at a Yesway-branded location in Amarillo, Texas, in March 2021. There were lines out the door when it was introduced, Gaskins says. “We were able to accelerate and go into a Yesway and add the food program, train on it, and in less than a week’s time be in the food business,” he says.

Since then, weekly foodservice sales have grown by about 10 times, and total inside merchandise sales have grown by about 85% compared to the average for the six months prior to the burrito introduction, Yesway said in its public filing. It also saw an approximately 19% increase in fuel gallons sold relative to the trailing six months. “These incremental sales represent a robust return on invested capital given the Amarillo store’s remodel cost of approximately $131,000, which was fully recouped within one month by the incremental fuel, foodservice and inside merchandise sales generated by introduction of the Allsup’s foodservice platform in a Yesway store,” the company wrote in the filing.

Due to the success, Yesway plans to introduce the Allsup’s foodservice platform to a total of 90 Yesway stores by the end of the second quarter of 2022. But there’s more to Yesway and Allsup’s food selection than the burrito. Both brands have lines of private label products; customers can find a bag of Yesway-branded chips sitting next to Allsup’s pork skins. And grocery items such as bread, eggs and milk made it a “true convenience store,” Gaskins says, and gave people options during the height of the COVID-19 pandemic.

“When people are like, ‘I don’t want to go into a big 100,000-square-foot Super Target/super Walmart, or grocery store, but I’m comfortable going to my local store where I know everyone, and I feel safer,’ that’s serious,” Gaskins says, noting the importance the community places on Yesway’s stores.

TECH TALK

While Allsup’s foodservice benefited Yesway-branded stores, Yesway also brought improvements to the Allsup’s brand—particularly when it came to technology. As of early 2021, Yesway completed more than $7 million in technology up-grades in its Allsup’s stores, including the installation of a back-office system from Alpharetta, Ga.-based PDI, the migration of all Yesway and Allsup’s stores to a consistent point-of-sale (POS) system and the installation of in-store hardware systems and upgrades, Trkla says.

“That process is not always easy, but at the end of the day you get real-time sales, you have real-time inventory accounting,” says Jeff Scarbrough, senior vice president of fuels for Yesway. “You know where your gallons are. You know where your product is. You know on SKU level more information about the business.” The company has also shared its Yesway Rewards platform with Allsup’s. Gary Lyons, district manager for Allsup’s Dallas-Fort Worth area, says he was one of the first groups to be integrated. “When you’re integrating two big companies, there’s going to be a roadmap of challenges like that,” he says. “And in each one, we meet the challenge and have been better for it.”

On its end, borrowing from Allsup’s, Yesway is starting to roll out self-checkout kiosks at some stores, has created Facebook and Instagram pages, and even add crypto-currency machines to stores. “Cryptocurrency is something that you would think, ‘Why is Allsup’s doing crypto-currency?’ We have it in every store,” Gaskins says, and people are using it. “Those are other technological things that we do that has a double benefit of driving traffic, providing a bit of a service and meeting needs of customers.”

Navigating the technology integration became a bonding process for Allsup’s and Yesway team members, according to Lyons. “It was a great way to knock down those doors and barriers and get to know each other and not feel like we were two companies,” Lyons says. Lyons started on the Allsup’s side of the company in 2006 and stayed on after the Yesway acquisition. His time in the c-store industry goes back even further; Lyons’ father owned stores in South St. Louis, where Lyons would pump gas growing up.

At Allsup’s, he noticed former owner Lonnie Allsup knew many of his store managers by name and often asked them questions about their families. Spreading a common culture across two previously individual companies is an immense challenge. To that end, Ayles says the Yesway team was intent from the beginning to communicate with employees what the company’s plans were for any chain being acquired. “When we purchased Allsup’s, obviously we understood that was a family-owned company that had been around for over 60 years. We are this up-and-coming, shiny new company,. And so we understood that there would be some time to take for those cultures to come together,” Ayles says. It helped that many Allsup’s employees, from associates up to some corporate employees, were excited to work for Yesway, she says. “We were upfront,” Ayles says. “We were honest about what our integration plans were from the very beginning, and I think that went a long way just from a culture standpoint of we do what we say we’re going to do. We’re going to do it in the best possible way. I think that went a long way. And I think that those two cultures have come together really well.”

Lyons agrees. “I think the vernacular has slowly changed to the Yesway-Allsup’s orientation…both strong brands in their own right. And both bring a lot to the table. You definitely started out talking about Yesway as a separate entity, but through the integration, it all came together.” For him, it was being part of the integration of technology that solidified the culture in his mind. “That’s when we really felt like we were one company under two banners.”

YESWAY BY THE NUMBERS:

•	20 MILLION number of burritos sold in Allsup’s stores in 2019;

•	$341.9 MILLION Gross profit for the year ending Dec. 31, 2020;

•	$136 MILLION Fuel gross profit in 2020;

•	403 Number of Yesway- and Allsup’s-branded stores as of Sept. 30, 2021.

YESWAY OR ALLSUP’S?

About that…while the corporate name remains Yesway, neither retail brand is going away anytime soon, Trkla says. New portfolios acquired in the future will be rebranded either Yesway or Allsup’s, depending on the market.

“Retailers work their lives to get the type of brand and recognition and adoration that Allsup’s have, so we will always maintain an Allsup’s brand in stores,” Trkla says, adding the company will also keep the Yesway brand, which the company has done a good job of building out.

The biggest challenge of a quickly growing chain from an operation manager’s perspective: people. In trying to stay ahead of the growth, Doug Wald, senior vice president of retail operations, says he separates the need for people from labor.

There are several ways Yesway works to recruit and retain employees. Working with fellow Senior Vice President of Retail Operations Brian Ashburn, the team recruits store managers from within the organization and strives to offer competitive wages. Yesway integrates an adequate training period to its hiring process so new employees can hit the ground running.

“It’s all about people; this is a people business. Technology is fantastic, and we definitely have better technology than we’ve ever had, but we have to have people,” Ashburn says. And the company believes in treating those people well, Wald says. One example of that is the Hospitality Heroes program, in which district and regional managers, along with Wald and Ashburn, have a budget to hand out $100 cash bonuses to employees who excel. It started as a “thank you” to employees working through the pandemic but has evolved, Ashburn says, and has a bigger impact than just a financial incentive. “It’s not even about the money; it’s the acknowledgment that you’re doing a good job,” he says. “And for me, knowing some of these people I’ve known for 25-plus years, it’s very emotional. People get very emotional.”

As Yesway prepares for its initial public offering, Daniels of Yesway and parent company Brookwood says he recognizes that finance firms don’t often get the chance to build something that lasts longer than a traditional investment cycle. To see the company that was little more than an idea a few years ago grow to a company that’s going public is really rewarding, he says. “What I think is really exciting about it is the fact that a year from now, 10 years from now—hopefully 100 years from now—that we have this company that’s still around and helping support so many communities,” Daniels says. “It’s really meaningful.”